UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15047628

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 50681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARCHMAN,VAUGHAN, & COMPANY, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 Park Ave, Suite 120
(No. and Street)

Baltimore	Maryland	21201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lara Vaughan (410)-244-8973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first middle name*)

1966 Greenspring Drive, Suite 300	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TODD PARCHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARCHMAN VAUGHAN & COMPANY, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City of Baltimore
State of Maryland

Signature

Member
Title

The foregoing instrument was acknowledged before me this 25th day of February, 2015, by Roslyn Goldheim

Notary Public

My commission expires 1 13, 2018

Roslyn J. Goldheim
NOTARY PUBLIC
Baltimore County
State of Maryland
My Commission Expires 1/13/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARCHMAN, VAUGHAN & CO., LLC

2014 FINANCIAL PACKAGE

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2014

TABLE OF CONTENTS

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

We have audited the accompanying statement of financial condition of Parchman, Vaughan & Co., LLC (the Company) as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parchman, Vaughan & Co., LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (the Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934, and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (the Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation

of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934, and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

Baltimore, Maryland
February 25, 2015

FINANCIAL STATEMENTS

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

CURRENT ASSETS		
Cash	$	57,801
Accounts receivable, net		12,180
Total current assets		69,981
PROPERTY AND EQUIPMENT		
Total, at cost		4,624
Less accumulated depreciation		1,058
Total property and equipment		3,566
OTHER ASSETS		
Deposits		3,116
Total other assets		3,116
TOTAL ASSETS	$	76,663

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accounts payable and accrued expenses		411
MEMBERS' CAPITAL		76,252
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	76,663

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2014

REVENUE	
Fee revenue	$ 882,000
EXPENSES	
General and administrative	131,581
Salary and benefits	566,190
Occupancy	38,226
Total expenses	735,997
NET INCOME	$ 146,003

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
Year Ended December 31, 2014

BALANCE, DECEMBER 31, 2013	$	57,749
Net Income		146,003
Distributions to Members		(127,500)
BALANCE, DECEMBER 31, 2014	$	76,252

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 146,003
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,059
Effects of changes in operating assets and liabilities:	
Accounts receivable, net	(8,641)
Accounts payable and accrued expenses	97
Net cash provided by operating activities	138,518
CASH FLOWS FROM INVESTING ACTIVITES	
Purchase of Property and Equipment	(3,473)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(127,500)
NET INCREASE	7,545
CASH, BEGINNING OF YEAR	50,256
CASH, END OF YEAR	$ 57,801

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parchman, Vaughan & Co., LLC (the Company), a Maryland limited liability company, is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services to corporations. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

In accordance with the operating agreement, unless sooner terminated, the LLC shall continue to be in existence until December 31, 2025. The agreement also states that Members are not obligated to restore negative capital accounts.

Cash

For purposes of the Statement of Cash Flows, cash includes deposits in a financial institution.

Accounts Receivable

Accounts receivables result from charges for services to its customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at December 31, 2014.

Fee Revenue

Fee revenues include fees earned from providing private placement, merger and acquisition and other financial advisory services. Substantially all fee revenues are recorded when the services are provided and the income is reasonably determinable.

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. The Company defines fixed assets as office furniture and equipment which individually cost more than $500 and have an estimated useful life in excess of three years.

Depreciation is computed using the straight-line method over estimated useful lives of five to seven years.

Income Taxes

Income or loss is includable in the income tax returns of the individual members; therefore, no income tax provision has been provided in the accompanying financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. The LLC members separately pay tax on their pro-rata shares of the Company's income, deductions, losses and credits.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality institutions. At times, such balances may be in excess of the FDIC insurance limit. The Company reviews and continually reassesses the credit worthiness of all customers.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement that expires in October 2015. Rental expense of $38,226 was charged to operations for the year ended December 31, 2014.

The Company leases vehicles for two of its members under operating leases that expire in February and December 2017. Rental expense of $18,994 was charged to operations for the year ended December 31, 2014.

Annual minimum lease payments under non-cancellable leases are as follows:

	Office	Vehicles	Total
2015	31,855	18,944	50,799
2016		18,944	18,944
2017		9,375	9,375

NOTE 4 – INCOME TAXES

The Company follows the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as a result of these requirements.

The federal and state income tax returns of the Company for 2011, 2012, and 2013 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net

NOTE 5 – NET CAPITAL REQUIREMENTS (CONTINUED)

capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $57,390 which was $52,390 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .01 to 1.

NOTE 6 – FOCUS REPORT

There are no material differences between these financial statements and the December 31, 2014 FOCUS report filed with the FINRA.

NOTE 7 – CONCENTRATION OF REVENUE

Approximately 100% of the Company's fee income for the year ended December 31, 2014 was from eight customers, with a total of three who accounted for at least 10% of total fee income separately.

NOTE 8 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 25, 2015, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2013, but prior to February 25, 2015, that provided additional evidence about conditions that existed at December 31, 2014 have been recognized in the financial statements for the year ended December 31, 2014.

SUPPLEMENTAL INFORMATION

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5
December 31, 2014

There are no material differences between the computation of net capital required and aggregate indebtedness pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II Focus Report filing as of December 31, 2014.

PARCHMAN VAUGHAN & COMPANY, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2014
(Continued)

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$ 76,252
2. Deduct: Ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		76,252
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		76,252
6. Deductions and/or charges		
A. Total nonallowable assets from Statement of Financial Condition:		
1. Accounts receivable, net	(12,180)	
2. Property and Equipment, net	(3,566)	
3. Deposits	(3,116)	
		(18,862)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		57,390
9. Haircuts on securities:		
A. Contractual securities commitments		-
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
		-
10. Net capital		$ 57,390

PARCHMAN VAUGHAN & COMPANY, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECUIRITIES EXCHANGE ACT OF 1934
December 31, 2014
(Continued)

COMPUTATION OF NET CAPITAL

11.	Minimum net capital required (6 2/3% of line 19)	$ 27
12.	Minimum dollar net capital requirement of reporting broker	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 52,390
15.	Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 51,390

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness included in statement of financial condition	$ 411
17.	Additions	-
19.	Total aggregate indebtedness	$ 411
20.	Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)	0.01

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Other Information

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Parchman, Vaughan & Co., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Parchman, Vaughan & Co., LLC's compliance with those requirements. Parchman, Vaughan & Co., LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check and tracing it to the subsequent clearing on the bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $882,000 and $2,205, respectively of the Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 25, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 2205

B. Less payment made with SIPC-6 filed (**exclude interest**) (1291.25)

7-14-14
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 913.75

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 913.75

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 913.75

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 882,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______________	
Enter the greater of line (i) or (ii)	
Total deductions	—
2d. SIPC Net Operating Revenues	$ 882,000
2e. General Assessment @ .0025	$ 2,205

(to page 1, line 2.A.)

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Parchman, Vaughan & Co., LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3, paragraph (k)(2)(i) (the "exemption provisions") and (2) Parchman, Vaughan & Co., LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 25, 2015

PARCHMAN, VAUGHAN & COMPANY, L.L.C.

Education Investment Bankers

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

February 5, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Parchman, Vaughan & Company, L.L.C. is a broker/dealer registered with the SEC and FINRA.
- Parchman, Vaughan & Company, L.L.C. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2014.
- Parchman, Vaughan & Company, L.L.C. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule.
- Parchman, Vaughan & Company, L.L.C. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2014 through December 31, 2014.
- Parchman, Vaughan & Company, L.L.C. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of June 1, 2014 through December 31, 2014.

The above statements are true and correct to the best of my and the Company's knowledge.

Chief Executive Officer and Member

February 5, 2015

SYMPHONY CENTER, SUITE 120 • 1040 PARK AVE • BALTIMORE, MD 21201

PHONE: 410-244-8971 • FAX: 410-244-0877

WWW.PARCHMANVAUGHAN.COM